Exhibit 15.2

PATAGONIA GOLD CORP.
COMPENSATION COMMITTEE CHARTER

PURPOSE

The Compensation Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Patagonia Gold Corp. (the “Company”). Its purpose is to assist the Board in monitoring, reviewing and approving compensation and benefits policies, practices, and plans of the Company. The Committee shall also have all authority necessary to fulfill the duties and responsibilities assigned to the Committee in this Charter or otherwise assigned to it by the Board.

The responsibilities of the Committee are summarized below.

COMPOSITION

The Committee shall consist of not less than three directors (the “Directors”) as determined and appointed by the Board. Unless otherwise approved by the Board, each member of the Committee shall be independent in accordance with National Policy 58-201 – Corporate Governance Guidelines. Generally, each member of the Committee must be free from any relationship that would interfere with the exercise of his or her independent judgement.

Any Committee member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. If a vacancy on the Committee exists, the remaining members shall exercise all of the Committee's powers so long as a quorum exists.

A quorum for decisions of the Committee shall be a majority of Committee members.

CHAIR AND SECRETARTY OF THE COMMITTEE

The Board shall appoint a Chair of the Committee from the Committee members. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.

MEETINGS

The Committee shall hold such meetings as are necessary or appropriate in order for the Committee to fulfill its responsibilities. The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

The Board shall be kept informed of the Committee’s activities by a report from the Chair of the Committee following each Committee meeting.

RESPONSIBILITIES OF THE COMMITTEE

The Committee’s responsibilities shall include:

1.	Establish and annually review and approve the Company’s compensation strategy and policies for Directors, officers and employees.
2.
Review and make recommendations to the Board with respect to the goals and objectives relevant to the compensation of the Chief Executive Officer and other members of senior management of the Company and evaluate the performance of such individuals relative to such goals and objectives.

3.
Make recommendations to the Board as to the compensation arrangements of the Chief Executive Officer and all other executive officers and Directors of the Company, including salaries, bonuses, stock options, expense accounts, allowances and all other forms of cash and non-cash compensation.

4.
Review and discuss with management the Company’s executive compensation disclosure to be included in the Company's management information circular and any other disclosure with respect to executive compensation to be included in any other public disclosure documents of the Company.

5.
Review and make recommendations to the Board with respect to any new pension or other benefit plans and approve changes to existing pension and other benefit plans that would significantly change the terms of the plan or would result in significant additional cost to the Company.

6.	Review and make recommendations to the Board regarding incentive compensation plans and equity-based plans, which includes the ability to adopt, amend and terminate such plans.
7.	Review and make recommendations to the Board with respect to employment contracts and other financial arrangements between the Company and senior management of the Company.
8.	Approve severance and other termination settlement payments paid to members of senior management of the Company.
9.
Participate in succession planning with respect to the Chief Executive Officer and other members of senior management of the Company, including making recommendations as to candidates for appointment as officers of the Company.

10.	Review and make recommendations to the Board as to compensation arrangements for Directors, including Director’s fees, stock options, allowances and other forms of cash and non-cash compensation.
11.	Periodically review and assess the adequacy of this Charter and the functioning of the Committee and, if necessary, make recommendations to the Board as to proposed changes to this Charter.
12.	Engage such outside advisors as the Committee considers necessary to advise and assist the Committee in discharging its responsibilities and approve the fees payable to such advisors.
13.	The Committee may, in its sole discretion, delegate all or a portion of its responsibilities to a sub-committee made up of members of the Committee.